As filed with the Securities and Exchange Commission on July 29, 2013

Registration No. 333-189896

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDENT NO. 1
TO
REGISTRATION STATEMENT
UNDER
SCHEDULE B
OF
THE SECURITIES ACT OF 1933
República Oriental del Uruguay
(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Carlos Pita
1913 I Street N.W., Lobby
Washington, D.C. 20006

It is requested that copies of notices and communications
from the Securities and Exchange Commission be sent to:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(2)
Debt Securities and/or Warrants to Purchase Debt Securities	$4,283,017,915	100%	$4,283,017,915	$584,203.65
________________________
(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities and/or warrants having an aggregate principal amount of U.S. $716,798,800 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statements Nos. 333-151351 and 333-175764 under Schedule B and not previously sold in the United States. In the event any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be included in any prospectus hereunder.

CROSS REFERENCE SHEET

Between Schedule B of the
Securities Act of 1933 and the Prospectus

Schedule B Item	Location or Heading in Prospectus
1	Cover Page
2	Use of Proceeds
3	Description of the Securities*
4	*
5	*
6	**
7	Authorized Representative
8	**
9	**
10	Plan of Distribution**
11	***
12	Validity of the Securities
13	***
14	***

*	Additional information may be included in Uruguay’s Annual Report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.

**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.

***	Information included in Part II to this Registration Statement or as an exhibit hereto or to be filed by one or more amendments to this Registration Statement.

ii

EXPLANATORY NOTE

This Registration Statement contains a prospectus, consisting of a cover page and numbered pages 1 through 23, relating to the debt securities and/or warrants to purchase debt securities of República Oriental del Uruguay (the “Republic” or “Uruguay”) with a maximum aggregate principal amount of up to $4,999,816,715 or the equivalent thereof in one or more other currencies or currency units.

The debt securities and/or warrants may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities and/or warrants on terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering.

iii

The information in this preliminary prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JULY 29, 2013

PROSPECTUS

República Oriental del Uruguay
acting through Banco Central del Uruguay as its Financial Agent

Debt Securities
and/or
Warrants to Purchase Debt Securities

Uruguay may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus.  Uruguay may offer debt securities in exchange for other debt securities or that are convertible into new debt securities.  Uruguay may offer securities having an aggregate principal amount of up to $4,999,816,715 (or the equivalent in other currencies) in the United States.  The securities will be direct, general and unconditional public foreign debt of Uruguay and will rank equal in right of payment among themselves and with all other unsecured and unsubordinated foreign debt of Uruguay.

Uruguay may sell the securities directly, through agents designated from time to time or through underwriters.  The names of any agents or underwriters will be provided in the applicable prospectus supplement.

_____________________

The trust indenture described in this prospectus contains collective action clauses with provisions regarding future modifications to the terms of debt securities issued thereunder that are described herein beginning on page 7.  Under these provisions, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made to a single series of debt securities issued under the indenture with the consent of the holders of 75% of the aggregate principal amount outstanding of that series, and to multiple series of debt securities issued under the indenture with the consent of the holders of 85% of the aggregate principal amount outstanding of all affected series and 66 2/3% in aggregate principal amount outstanding of each affected series.

_____________________

This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement.  You should read this prospectus and the supplements carefully.  You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

_____________________

_____________________

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2013.

 ABOUT THIS PROSPECTUS

This prospectus provides a general description of the securities Uruguay may offer under the “shelf” registration statement it has filed with the Securities and Exchange Commission (the “SEC”).  Each time Uruguay sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.  You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement.

Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations.  These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them.  Forward-looking statements speak only as of the date they are made.  Uruguay undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties.  Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  Such factors include, but are not limited to:

•
adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners.  Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures.  Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•
adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system.  These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•	other adverse factors, such as climatic or political events and international hostilities.

DATA DISSEMINATION

On February 18, 2004, Uruguay became the 56th subscriber to the IMF’s Special Data Dissemination Standard or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries.  The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Uruguay, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board.  Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board.  The Internet website is located at http://dsbb.imf.org.  Neither the government nor any dealers, agents or underwriters acting on behalf of Uruguay in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Uruguay will use the net proceeds from the sale of securities for the general purposes of the government of Uruguay, including but not limited to the refinancing, repurchase or retirement of domestic and external indebtedness of the government.  Uruguay may also issue securities to be offered in exchange for any of its outstanding securities.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities and warrants that Uruguay may offer.  Each time Uruguay offers securities, Uruguay will provide a prospectus supplement that will contain specific information about the terms of that offering.  The prospectus supplement may also add, update or change information contained in this prospectus.  If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Uruguay will issue the debt securities under a trust indenture dated May 29, 2003 among Uruguay, Banco Central del Uruguay, or Banco Central, as financial agent to Uruguay, and The Bank of New York, as trustee.  Uruguay has filed the indenture and the forms of debt securities with the SEC.  The following description summarizes some of the terms of the debt securities and the indenture.  This summary does not contain all of the information that may be important to you as a potential investor in the securities.  You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series.  These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•
if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Uruguay to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Uruguay will make payments;

•	the authorized denominations;

•	a description of any index Uruguay will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Uruguay may issue debt securities in exchange for other debt securities or that are convertible into new debt securities.  The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Uruguay may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates.  Uruguay may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities.  Uruguay will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of the debt securities and other relevant considerations in the prospectus supplements for these offerings.

Uruguay is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation.  That documentation may contain different terms from those included in the indenture and described in this prospectus.

Status

The debt securities will be direct, unconditional and unsecured public foreign debt of Uruguay and will not have the benefit of any separate undertaking of other governmental entities (including Banco Central).  They will rank equal in right of payment among themselves and with all of Uruguay’s existing and future unsecured and unsubordinated foreign debt, as defined under “—Negative Pledge” below.  Uruguay has pledged its full faith and credit to make all payments on the debt securities when due.

Payment of Principal and Interest

Uruguay will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders.  See “Global Securities” below.

Uruguay will arrange for payments to be made on any certificated debt securities to the registered holders of the debt securities on the specified payment dates.  Uruguay may make such payments by wire transfer or by check mailed to the holder’s registered address.

If any date for an interest or principal payment on a debt security denominated in U.S. dollars is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Uruguay will make the payment on the next New York City banking day.  A similar rule will apply to payments under securities denominated in other currencies, but with reference to business days in the place of payment.  No interest on the debt securities will accrue as a result of this delay in payment.

If any money that Uruguay pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request.  Uruguay will hold such unclaimed money in trust for the relevant holders of those debt securities.  After any such repayment, neither the trustee nor any paying agent will be liable for the payment.  However, Uruguay’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the securities (see “—Limitations on Time for Claims” below).

Additional Amounts

Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any present or future taxes imposed by Uruguay or any of its political subdivisions.  If Uruguayan law requires Uruguay to deduct or withhold taxes (which it currently does not require), Uruguay will pay the holders of debt securities the additional amounts necessary to ensure that they receive the same amount as they would have received without any withholding or deduction.

Uruguay will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder of debt securities has or had some connection with Uruguay other than merely owning the securities or receiving principal and interest payments on the securities;

•
the holder of debt securities has failed to comply with any certification or other reporting requirement concerning its nationality, residence, identity or connection with Uruguay, and Uruguay requires compliance with these reporting requirements as a precondition to exemption from Uruguayan withholding taxes or deductions and has provided notice of such requirement to the trustee at least 60 days prior to the date such compliance is required; or

•	the holder of debt securities has failed to present its security within 30 days after a payment of principal or interest has been made available to the holder.

Uruguay will pay any administrative, excise or property taxes that arise in Uruguay under Uruguayan law in connection with the debt securities.  Uruguay will also indemnify the holder of debt securities against any administrative, excise or property taxes resulting from the enforcement of the obligations of Uruguay under the debt securities following an event of default.

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Uruguay will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Uruguay or repayable before maturity at the option of the holder.  Nevertheless, Uruguay may at any time repurchase the debt securities at any price in the open market or otherwise.  Uruguay may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

Negative Pledge

Uruguay has agreed that as long as any of the debt securities remain outstanding or any amount payable by Uruguay under the indenture remains unpaid, Uruguay will not grant or allow any lien to be placed on its assets or revenues or the assets or revenues of Banco Central as security for any of its public foreign debt, unless it contemporaneously grants or allows a lien that provides security on the same terms for Uruguay’s obligations under the debt securities.

For this purpose:

•
“foreign debt” means obligations of or guaranteed (whether by contract, statute or otherwise) by the Republic or Banco Central for borrowed money or evidenced by bonds, debentures, notes or other similar instruments denominated or payable, or which at the option of the holder thereof may be payable, in a currency other than the local currency of Uruguay;

•
“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the indenture becomes effective or at any time thereafter; and

•
“public foreign debt” means any foreign debt that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

However, Uruguay may grant or agree to certain permitted types of liens, as described below:

•
any lien on property to secure public foreign debt arising in the ordinary course of business to finance export, import or other trade transactions, which matures (after giving effect to all renewals and refinancings thereof) not more than one year after the date on which that public foreign debt was originally incurred;

•
any lien on property to secure public foreign debt that was incurred solely for the purpose of financing Uruguay’s acquisition of the property (or, in the case of public foreign debt guaranteed by Uruguay, acquisition by the relevant debtor);

•
any lien on property arising by operation of law in connection with public foreign debt, including any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions;

•	any lien existing on property at the time of acquisition;

•
any lien on property created pursuant to the Collateral Pledge Agreement dated as of February 19, 1991 made by Banco Central in favor of the Federal Reserve Bank of New York, as collateral agent, to secure the Series A and Series B Collateralized Fixed Rate Notes Due 2021;

•	any lien in existence as of the issue date of the relevant series of debt securities; and

•
any lien securing public foreign debt incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project provided that (a) the holders of the public foreign debt agree to limit their recourse to the assets and revenues of project as the principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

Events of Default

Each of the following is an event of default under any series of debt securities:

1.  Non-Payment: Uruguay’s failure for a period of 30 consecutive days to make a payment of principal or interest when due on any debt security of that series; or

2.  Breach of Other Obligations: The failure for a period of 60 days following written notice to Uruguay by the trustee or holders representing 25% of the outstanding debt securities of that series to remedy the failure by Uruguay or, where applicable, Banco Central acting on Uruguay’s behalf, to observe or perform any of the covenants or agreements provided in the debt securities of that series or the indenture (other than a non-payment default); or

3.  Cross Default:

•
Uruguay fails to make a payment when due or within the applicable grace period on public foreign debt issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies);

•
Any public foreign debt of Uruguay issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies) is accelerated due to an event of default, unless the acceleration is rescinded or annulled; or

4.  Moratorium: Uruguay or certain courts declare a general suspension of payments or a moratorium on payment of Uruguay’s public foreign debt issued, or amended as to payment terms, on or after April 10, 2003; or

5.  Validity:

•
The validity of the debt securities of that series is contested in certain formal proceedings by Uruguay or by any governmental entity of Uruguay that has the legal power to contest the validity of the securities;

•	Uruguay denies any of its obligations to the holders of that series under the debt securities or the indenture; or

•
A legislative or constitutional measure or a final decision by a court in Uruguay purports to render any material provision of the debt securities of that series invalid or to prevent or delay the performance of any of Uruguay’s material obligations under the securities; or

6.  Failure of Authorizations: Any law, regulation or governmental authorization necessary for Uruguay to perform its material obligations under the debt securities of that series ceases to be in full force and effect or is modified in a manner that adversely affects the rights or claims of any of the holders; or

7.  Judgments: Any of several special types of judgments is levied against all or any substantial part of the assets of Uruguay in connection with a monetary judgment exceeding US$60,000,000 (or its equivalent in other currencies) and Uruguay does not adequately satisfy, bond, contest in good faith, or receive a stay of execution in respect of, such judgment within 45 days; or

8.  Illegality: Any applicable law, rule or regulation is adopted which would make it unlawful for Uruguay to comply with its obligations described in “Additional Amounts” above; or

9.  IMF Membership: Uruguay ceases to be a member of the IMF.

If any of the above events of default occurs and is continuing, holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of that series may declare the principal amount of all the debt securities of that series to be due and payable immediately by giving written notice to Uruguay or Banco Central, with a copy to the trustee.

Holders holding debt securities representing in the aggregate at least two-thirds of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences, on behalf of the holders of all of the debt securities of that series, if:

•
following the declaration that the principal of the debt securities of that series has become due and payable immediately, Uruguay deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of that series.  With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless (1) such holder has given notice to the trustee that a default with respect to that series has occurred and is continuing, (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee to institute an action or proceeding and provided an indemnity satisfactory to the trustee, and (3) 60 days have passed since the trustee received the instruction and the trustee has failed to institute an action or proceeding as directed.  Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings

Uruguay or the trustee at any time may, and upon written request to the trustee by holders of at least 10% of the aggregate principal amount of the debt securities of any series the trustee shall, call a meeting of holders of the debt securities of that series.  This meeting will be held at the time and place determined by Uruguay and Banco Central and specified in a notice sent to the holders by the trustee.  This notice must be given at least 30 days and not more than 60 days prior to the meeting.

Registered holders holding debt securities representing at least a majority of the aggregate principal amount of the then-outstanding debt securities of a series will constitute a quorum at a meeting of registered holders described above.  If there is no quorum, the meeting may be adjourned for a period of at least ten days, and if there is no quorum at the adjourned meeting, it may be further adjourned, provided in each case that notice is given at least five days prior to each date the meeting is to be reconvened.  At the reconvening of any meeting that had been adjourned twice, registered holders holding debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of the series will constitute a quorum.

Modifications

The debt securites contain collective action clauses with provisions regarding future modifications to the terms of the debt securites.  These clauses are described below.

Any modification, amendment, supplement or waiver to the indenture or the terms and conditions of the debt securities of one or more series may be made or given pursuant to a written action of the holders of the debt securities of that series without the need for a meeting or by vote of the holders of the debt securities of that series taken at a meeting of holders thereof, in each case in accordance with the applicable provisions of the indenture or the debt securities.

Any modification, amendment, supplement or waiver to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 66 2/3% in aggregate principal amount of the debt securities of such series at the time outstanding.

However, special requirements apply with respect to any modification, amendment, supplement or waiver that would:

•	change the date for payment of principal or premium of, or any installment of interest on, the debt securities of a series;

•	reduce the principal amount or redemption price or premium, if any, payable under the debt securities of a series;

•	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt securities of a series;

•	reduce the interest rate on the debt securities of a series;

•	change the currency or place of payment of any amount payable under the debt securities of a series;

•	change the obligation of Uruguay to pay additional amounts in respect of the debt securities of a series;

•
change the definition of outstanding or the percentage of votes required for the taking of any action pursuant to the modification provisions of the indenture (and the corresponding provisions of the terms and conditions of the debt securities) in respect of the debt securities of a series;

•
authorize the trustee, on behalf of all holders of the debt securities of a series, to exchange or substitute all the debt securities of that series for, or convert all the debt securities of that series into, other obligations or securities of Uruguay or any other Person; or

•	change the pari passu ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms and conditions of the debt securities of a series.

We refer to the above subjects as “reserve matters” and to any modification, amendment, supplement or waiver constituting a reserve matter as a “reserve matter modification.”

Any reserve matter modification to the terms and conditions of the debt securities of a single series, or to the indenture insofar as it affects the debt securities of a single series, may generally be made, and future compliance therewith may be waived, with the consent of Uruguay and the holders of not less than 75% in aggregate principal amount of the debt securities of such series at the time outstanding.

If Uruguay proposes any reserve matter modification to the terms and conditions of the debt securities of two or more series, or to the indenture insofar as it affects the debt securities of two or more series, in either case as part of a single transaction, Uruguay may elect to proceed pursuant to provisions of the indenture providing that such modifications may be made, and future compliance therewith may be waived, for each affected series if made with the consent of Uruguay and

•	the holders of not less than 85% in aggregate principal amount of the outstanding debt securities of all series that would be affected by that modification (taken in aggregate), and

•	the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series (taken individually).

If any reserve matter modification is sought in the context of a simultaneous offer to exchange the debt securities of one or more series for new debt instruments of Uruguay or any other person, Uruguay shall ensure that the relevant provisions of the affected debt securities, as amended by such modification, are no less favorable to the holders thereof than the provisions of the new instrument being offered in the exchange, or if more than one debt instrument is offered, no less favorable than the new debt instrument issued having the largest aggregate principal amount.

Uruguay agrees that it will not issue new debt securities or reopen any existing series of debt securities with the intention of placing such debt securities with holders expected to support any modification proposed by Uruguay (or that Uruguay plans to propose) for approval pursuant to the modification provisions of the indenture or the terms and conditions of any series of debt securities.

Any modification consented to or approved by the holders of the debt securities of one or more series pursuant to the modification provisions will be conclusive and binding on all holders of the debt securities of that series, whether or not they have given such consent or were present at a meeting of holders at which such action was taken, and on all future holders of the debt securities of that series whether or not notation of such modification is made upon the debt securities of that series.  Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of such debt security.

Before seeking the consent of any holder of a debt security of any series to a reserve matter modification affecting that series, Uruguay shall provide to the trustee (for onward distribution to the holders of the affected debt securities) the following information:

•	a description of the economic or financial circumstances that, in Uruguay’s view, explain the request for the proposed modification;

•
if Uruguay shall at the time have entered into a standby, extended funds or similar program with the International Monetary Fund, a copy of that program (including any related technical memorandum); and

•
a description of Uruguay’s proposed treatment of its other major creditor groups (including, where appropriate, Paris Club creditors, other bilateral creditors and internal debtholders) in connection with Uruguay’s efforts to address the situation giving rise to the requested modification.

For purposes of determining whether the required percentage of holders of the notes has approved any modification, amendment, supplement or waiver or other action or instruction pursuant to the indenture or, in the case of a meeting, whether sufficient holders are present for quorum purposes, any debt securities owned or controlled, directly or indirectly, by Uruguay or any public sector instrumentality of Uruguay will be disregarded and deemed to be not outstanding.  As used in this paragraph, “public sector instrumentality” means Banco Central, any department, ministry or agency of the government of Uruguay or any corporation, trust, financial institution or other entity owned or controlled by the government of Uruguay or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.  In determining whether the trustee shall be protected in relying upon any modification, amendment, supplement or waiver, or any notice from holders, only debt securities that the trustee knows to be so owned shall be so disregarded.  Prior to any vote on a reserve matter modification affecting any series of debt securities, Uruguay shall deliver to the trustee a certificate signed by an authorized representative of Uruguay specifying, for Uruguay and each public sector instrumentality, any debt securities of that series deemed to be not outstanding as described above or, if no debt securities of that series are owned or controlled by Uruguay or any public sector instrumentality, a certificate signed by an authorized representative of Uruguay to this effect.

Warrants

If Uruguay issues warrants, it will describe their specific terms in a prospectus supplement.  If any warrants are registered with the SEC, Uruguay will file a warrant agreement and form of warrant with the SEC.  The following description briefly summarizes some of the general terms that apply to warrants.  You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Uruguay may issue the warrants separately or together with any debt securities.  All warrants will be issued under a warrant agreement between Uruguay and a bank or trust company, as warrant agent.  The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise of the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Uruguay may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries;

•	any other terms of the warrants.

Global Securities

The Depository Trust Company, or DTC, Euroclear Bank S.A./C.V., or Euroclear, and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time.  Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures.  Additionally, neither Uruguay nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Uruguay may issue the warrants or the debt securities of a series in whole or in part in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.  Uruguay refers to the intangible securities represented by a global security as “book-entry” securities.

Uruguay will deposit any global security it issues with a clearing system.  The global security will be registered in the name of the clearing system or its nominee or common depositary.  Unless a global security is exchanged for certificated securities, as discussed below under “Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors.  Clearing systems include DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants.  A “direct participant” is a bank or financial institution that has an account with a clearing system.  The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants.  An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.  Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems.  These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant.

When you hold securities in this manner, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Uruguay and the trustee run only to the registered owner or bearer of the global security, which will be the relevant clearing system or its nominee or common depositary. For example, once Uruguay arranges for payments to be made to the registered holder, Uruguay will no longer be liable for the amounts so paid on the security, even if you do not receive it.  In practice, the clearing systems will pass along any payments or notices they receive from Uruguay to their participants, which will pass along the payments to you.  In addition, if you desire to take any action which a holder of a security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Uruguay.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•
you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

The Clearing Systems

The following description reflects Uruguay’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg.  Uruguay has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg. These systems could change their rules and procedures at any time, and Uruguay takes no responsibility for their actions.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date.  Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them.  On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account.  After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting.  This securities credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York.  If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date.  The most direct way of doing this is for the participant to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit.  The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date.  Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange.  The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York.  If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Unless otherwise specified in a prospectus supplement, Uruguay will issue securities in certificated form only if:

•
the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay or Banco Central acting on Uruguay’s behalf does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the debt securities represented by global securities; or

•
the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may issue, and the trustee shall authenticate and deliver, a substitute security in replacement.  In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen.  Uruguay and the trustee may also require that the affected holder present other documents or proof.  The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent.  In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities.  Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges.  The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of or interest on the securities.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes.  The trustee is entitled to enter into business transactions with Uruguay or Banco Central acting on Uruguay’s behalf or any of their respective affiliates without accounting for any profit resulting from these transactions.

Paying Agents; Transfer Agents; Registrar

Uruguay may appoint paying agents, transfer agents and a registrar with respect to each series of securities, which will be listed at the back of the relevant prospectus supplement.  Uruguay or Banco Central acting on Uruguay’s behalf may at any time appoint new paying agents, transfer agents and registrars with respect to a series.  Uruguay, however, will at all times maintain a principal paying agent in a Western European or United States city and a registrar in New York City for each series until the securities of that series are paid.  Uruguay will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of securities.

Notices

All notices to holders will be published in the Financial Times in London.  If at any time publication in the Financial Times is not practicable, Uruguay will publish notices in another daily newspaper with general circulation in London.  Any notice so published shall be deemed to have been given on the date of its publication.

Notices will also be mailed to holders at their registered addresses.  So long as a clearing system, or its nominee or common custodian, is the registered holder of a global security, each person owning a beneficial interest in that global security must rely on the procedures of that clearing system to receive notices provided to it.  Each person owning a beneficial interest in a global security who is not a participant in a clearing system must rely on the procedures of the participant through which the person owns its interest in the global security to receive notices provided to the clearing system.  Uruguay will consider mailed notice to have been given three business days after it has been sent.

Further Issues of Securities

Uruguay may from time to time, without the consent of existing holders, create and issue securities with the same terms and conditions as any outstanding series of securities (or the same except for the amount of the first interest payment) so long as the additional securities are consolidated and form a single series with any outstanding series, except as otherwise set forth in the Prospectus Supplement of a series.

Limitation on Time for Claims

Claims against Uruguay for the payment of principal or interest on the securities (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

The securities and the indenture are governed by, and will be interpreted according to, the law of the State of New York.

The securities and the indenture provide that Uruguay will appoint and maintain at all times as its process agent CT Corporation System, with an office on the date of this Prospectus at 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America.  Process may be served upon Uruguay’s process agent in any judicial action or proceeding commenced by the trustee or any holder arising out of or relating to the securities and the indenture in a New York state or federal court sitting in New York City.

The process agent will receive on behalf of Uruguay and its property service of copies of the summons and complaint and any other process that may be served in any such action or proceeding brought in such New York state or federal court sitting in New York City.  This service may be made by mailing or delivering a copy of this process to Uruguay at the address specified above for the process agent.  Uruguay authorizes and directs the process agent to accept such service on its behalf.

Uruguay also will consent (as an alternative) to the service of any and all process in any such action or proceeding in such New York state or federal court sitting in New York City by the mailing of copies of such process to itself at its address specified in the indenture.

In addition, the trustee or, in actions permitted to be taken by the holders, the holders of securities may serve legal process in any other manner permitted by law and bring any action or proceeding against Uruguay or its property in the competent courts of other proper jurisdictions pursuant to applicable law.

Uruguay is a foreign sovereign state.  Consequently, it may be difficult for the trustee or the holders of securities to obtain judgments from courts in the United States or elsewhere against Uruguay.  Furthermore, it may be difficult for the trustee or holders to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Uruguay.

In connection with any legal action relating to the securities, Uruguay will:

•
submit to the jurisdiction of any New York state or federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the securities; and

•
agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court and waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of Uruguay.

To the extent that Uruguay has or may acquire or have attributed to it any immunity under any law (including, to the fullest extent permitted, under Uruguayan law), Uruguay will waive that immunity in respect of any claims or actions regarding its obligations under the securities, except that Uruguay will not waive immunity from attachment prior to judgment and attachment in aid of execution under Uruguayan law.  Uruguay agrees that this waiver shall be to the fullest extent permitted under the United States Foreign Sovereign Immunities Act of 1976 and is intended to be irrevocable for purposes of that law.

Uruguay reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws, and Uruguay’s appointment of the process agent will not extend to such actions.  Without a waiver of immunity by Uruguay with respect to such actions, it would be impossible to obtain a United States judgment in an action against Uruguay unless a court were to determine that Uruguay is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to that action.  However, even if a United States judgment could be obtained in an action under the Foreign Sovereign Immunities Act, it may not be possible to enforce in Uruguay a judgment based on that United States judgment.

Uruguay will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the securities, the posting of any security or the furnishing, directly or indirectly, of any other security.

A final judgment in any of the above actions or proceedings will be conclusive and may be enforced in other jurisdictions.

A judgment obtained against Uruguay in a foreign court can be enforced in the courts of Uruguay, if such judgment is ratified by the Uruguayan Supreme Court.  Based on existing law, the Uruguayan Supreme Court will ratify such a judgment:

(a)  if there exists a treaty with the country where such judgment was issued (no such treaty exists at the present time between Uruguay and the United States); or

(b)   if such judgment:

•	complies with all formalities required for the enforceability thereof under the laws of the country where it was issued;

•	has been translated into Spanish, together with related documents, and satisfies the authentication requirements of Uruguayan law;

•	was issued by a competent court after valid service of process upon the parties to the action;

•	was issued after an opportunity was given to the defendant to present its defense;

•	is not subject to further appeal; and

•	is not against Uruguayan public policy.

Indemnification for Foreign Exchange Rate Fluctuations

Uruguay’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency.  If the holder cannot purchase the agreement currency in the amount originally to be paid, Uruguay agrees to pay the difference.  The holder, however, agrees to reimburse Uruguay for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder.  If Uruguay is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Uruguay for any excess.

TAXATION

The following discussion provides a general summary of certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you purchase, own or sell the debt securities.  This summary is based on tax laws, regulations, rulings and decisions in effect on the date of this prospectus.  All of these laws and authorities are subject to change, and any change could be effective retroactively.  No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth herein.  Additional information may be included in the prospectus supplement with respect to a series of the securities.  For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation.  In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.

Uruguayan Taxation

Under existing laws and regulations of Uruguay, if you are not a resident of Uruguay for tax purposes, the principal and interest payments that you receive on the debt securities will be exempt from taxation in Uruguay.

Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any Uruguayan taxes.  If the law requires Uruguay to withhold or deduct taxes, Uruguay will pay you any additional amounts necessary to ensure that you receive the same amount as you would have received without the withholding or deduction.  For more information, see “Description of the Securities—Additional Amounts.”

United States Federal Taxation

In general, a United States person who holds the debt securities or owns a beneficial interest in the debt securities will be subject to United States federal taxation in respect of holding, owning or disposing the debt securities.  You are a United States person for U.S. federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•
a trust if (i) a United States court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on the debt securities generally will be exempt from United States federal income taxes, including withholding tax.  However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•
you have an office or other fixed place of business in the United States that receives the interest and you (i) earn the interest in the course of operating a banking, financing or similar business in the United States or (ii) are a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

If you are not a United States person, any gain you realize on a sale or exchange of the debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States, or

•
you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

The trustee must file information returns with the United States Internal Revenue Service in connection with payments made on the debt securities to certain United States persons.  If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the trustee.  You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities.  If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

PLAN OF DISTRIBUTION

Terms of Sale

Uruguay will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to Uruguay from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Uruguay may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.  The agents and underwriters may also be entitled to contribution from Uruguay for payments they make relating to these liabilities.  Agents and underwriters may engage in transactions with or perform services for Uruguay in the ordinary course of business.

Method of Sale

Uruguay may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If Uruguay uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Uruguay may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters.  The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions.  The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Uruguay may also sell the securities directly or through agents.  Any agent will generally act on a reasonable best efforts basis for the period of its appointment.  The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Uruguay may pay those agents.

In compliance with applicable guidelines of the Financial Industry Regulatory Authority or “FINRA,” the maximum compensation to the underwriters or agents in connection with the sale of securities pursuant to the applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of the securities as set forth on the cover page of the applicable prospectus supplement.

Uruguay may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts.  These contracts provide for payment and delivery on a specified date in the future.  The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

In addition, Uruguay may offer the securities to holders of other securities issued or guaranteed by Uruguay as consideration for Uruguay’s purchase or exchange of the other securities, including as part of a reprofiling of Uruguay’s public debt.  Uruguay may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions.  This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

Uruguay will generally not register under the Securities Act the securities that it will offer and sell outside the United States.  Thus, subject to certain exceptions, Uruguay cannot offer, sell or deliver such securities within the United States or to U.S. persons.  When Uruguay offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of, or supplied by, Uruguay or one of Uruguay’s agencies or instrumentalities relies on the authority of such publication as a public official document of Uruguay.  All other information in this prospectus, any prospectus supplement and in the registration statement for the securities that Uruguay has filed with the SEC (of which this prospectus is a part) is included as an official public statement made on the authority of Mr. Fernando Lorenzo, the Minister of Economy and Finance of Uruguay.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

•     For Uruguay:

•	as to all matters of Uruguayan law, Counsel to the Ministry of Economy and Finance of Uruguay; and

•
as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, special New York counsel to Uruguay and Banco Central on Uruguay’s behalf or any other counsel to Uruguay and Banco Central named in the applicable prospectus supplement.

•     For the underwriters, if any:

•	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Uruguayan law, any Uruguayan counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Uruguayan law:

•
Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay and Banco Central named in the applicable prospectus supplement, may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay; and

•	Any U.S. counsel to the underwriters may rely on the opinions of Counsel to the Ministry of Economy and Finance of Uruguay and any Uruguayan counsel to the underwriters.

As to all matters of U.S. law:

•
Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay or Banco Central named in the applicable prospectus supplement; and

•	Any Uruguayan counsel to the underwriters may rely on the opinion of any U.S. counsel to the underwriters.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of Uruguay in the United States is Carlos Pita, the Ambassador for Uruguay in the United States of America, whose address is 1913 I Street N.W., Lobby, Washington, D.C. 20006.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that Uruguay filed with the U.S. Securities and Exchange Commission.  This prospectus does not contain all of the information provided in the registration statement.  For further information, you should refer to the registration statement.

Uruguay is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934.  Uruguay commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2004.  These reports include certain financial, statistical and other information concerning Uruguay.  Uruguay may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate.  When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC.  You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

Any filings that Uruguay makes electronically are available to the public over the Internet at the SEC’s website (http://www.sec.gov).  Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows Uruguay to incorporate by reference some information that Uruguay files with the SEC.  Incorporated documents are considered part of this prospectus.  Uruguay can disclose important information to you by referring you to those documents.  The following documents, which Uruguay has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•	Uruguay’s annual report on Form 18-K for the year ended December 31, 2012 filed with the SEC on July 9, 2013 (the “2012 Annual Report”);

•	Amendment No. 1 on Form 18-K/A to the 2012 Annual Report filed with the SEC on July 29, 2013;

•	Any amendment on Form 18-K/A to the 2012 Annual Report filed prior to the termination of the offering of the debt securities and/or warrants; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the debt securities and/or warrants.

Later information that Uruguay files with the SEC will update and supersede earlier information that it has filed.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them).  Requests for such documents should be directed to:

República Oriental del Uruguay
c/o Ministry of Economy and Finance
Colonia 1089—Third Floor
11100 Montevideo
República Oriental del Uruguay
Fax No.: +598-2-1712-2716
Telephone No.:+598-2-1712-2957
Attention: Ms. Azucena Arbeleche

Uruguay's SEC file number is 333-189896

REPÚBLICA ORIENTAL DEL URUGUAY

c/o Ministry of Economy and Finance
Colonia 1089—Third Floor
11100 Montevideo
Uruguay

TRUSTEE, REGISTRAR, TRANSFER AGENT AND
PRINCIPAL PAYMENT AGENT

The Bank of New York Mellon
101 Barclay Street, Floor 21W
New York, New York 10286
United States

LEGAL ADVISORS TO URUGUAY

Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States	Counsel to the Ministry of Economy and Finance of the Republic of Uruguay Colonia 1089 11100 Montevideo, Uruguay

República Oriental del Uruguay
acting through Banco Central del Uruguay as its Financial Agent

Debt Securities and/or

Warrants to Purchase Debt Securities

PROSPECTUS

________________

Part II

(That required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

1.  The following are the estimated expenses, other than underwriting discounts and commissions, of the issuance and distribution of the securities being registered.

SEC registration fee	$584,203.65
Trustee Agent fees and expenses	50,000
Legal fees and expenses	250,000
Printing expenses	60,000
Other	30,000
Total	$974,203.65
___________________

2.  Uruguay hereby agrees to furnish copies of the opinions of Counsel of the Ministry of Economy and Finance of the Republic and of Cleary Gottlieb Steen & Hamilton LLP (or other counsel of the Republic and Banco Central del Uruguay named in the applicable prospectus supplement) with respect to the legality of each issuance of the debt securities and/or warrants under this Registration Statement in a post-effective amendment to this Registration Statement or in an amendment to the Registrant’s Annual Report on Form 18-K or in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(a)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement, relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

.

(d)  That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(e)  That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on form 18-K or amendments thereto under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  .

CONTENTS

This Registration Statement consists of:

(1)	The Facing Sheet.

(2)	The Cross Reference Sheet.

(3)	An Explanatory Note.

(4)	Part I consisting of the Prospectus.

(5)	Part II consisting of pages numbered II-1 through II-5.

(6)	The following exhibits:

A.	Form of Underwriting Agreement.*

B.	Form of Indenture, including form of Debt Securities.**

C.	Form of Warrant Agreement.***

D.	Form of Warrant.***

E.	Opinion of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay.

F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

G.	Consent of Fernando Lorenzo, Minister of Economy and Finance of República Oriental del Uruguay (included on page II-4).

H.	Consent of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay (included in Exhibit E).

I.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

*	Filed as an exhibit to Registration Statement No. 333-142594 and incorporated herein by reference.
**	Filed as an exhibit to Registration Statement No. 333-103739 and incorporated herein by reference.
***	To be filed by amendment or in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, República Oriental del Uruguay, has duly caused this amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 29th day of July 2013.

*By: /s/ Fernando Lorenzo
Fernando Lorenzo Minister of Economy and Finance of República Oriental del Uruguay

_______________________
*  Consent is hereby given to the use of his name in connection with the information specified in this Registration Statement or amendment to have been supplied by him and stated on his authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this amendment to Registration Statement in the City of Washington, D.C., on the 29th day of July 2013.

By: /s/ Carlos Pita
Carlos Pita Authorized Representative of República Oriental del Uruguay in the United States

EXHIBIT INDEX

Exhibit

A.	Form of Underwriting Agreement.*
B.	Form of Indenture, including form of Debt Securities.**
C.	Form of Warrant Agreement.***
D.	Form of Warrant.***
E.	Opinion of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay.****
F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.****
G.	Consent of Fernando Lorenzo, Minister of Economy and Finance of República Oriental del Uruguay (included on page II-4).
H.	Consent of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay (included in Exhibit E).
I.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

*	Filed as an exhibit to Registration Statement No. 333-142594 and incorporated herein by reference.
**	Filed as an exhibit to Registration Statement No. 333-103739 and incorporated herein by reference.
***	To be filed by amendment or in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.
****	Previous filed as an exhibit to this Registration Statement and incorporated herein by reference.